UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-1F/A

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

ROCKWELL DIAMONDS INC.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

0833824 B.C. LTD. a wholly owned-subsidiary of PALA INVESTMENTS HOLDINGS LIMITED
(Bidder)

Common Shares
(Title of Class of Securities)

77434W103
(CUSIP Number of Class Securities)

CT Corporation System, 111 Eighth Avenue, New York, New York, 10011, Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder

Copies to:

Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Fax: 212-492-0078	D’Arcy Nordick Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, M5L 1B9 Fax: 416-947-0866

September 9, 2008
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
U.S.$16,112,367.28	U.S.$633.22

*For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F and, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the registration fee has been calculated based upon the information regarding the number of United States holders of common shares (“Common Shares”) of Rockwell Diamonds Inc. (“Rockwell”) based on Rockwell’s interim financial statements for the three month period ended May 31, 2008. The registration fee has been calculated on the basis of the market value of the estimated number of Common Shares held by U.S. holders subject to the offer to purchase by 0833824 B.C. Ltd., which is Cdn.$17,138,992.96 (approximately U.S.$16,112,367.28). The market value of each such Common Share was calculated as Cdn.$0.36 (approximately U.S.$0.34), being the offer price. The U.S. dollar value of the market value was calculated at Cdn.$1.00 = U.S.$0.9401 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on September 5, 2008.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $633.22

Form or registration number: Schedule 14D-1F

Filing party: Pala Investments Holdings Limited

Date filed: September 9, 2008

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular dated September 9, 2008 (the “Offer to Purchase”), including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase.

(1) Previously filed with the Bidder’s Schedule 14D-1F filed on September 9, 2008.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Press release dated November 3, 2008 titled “Pala Withdraws Offer for Rockwell Diamonds” a copy of which is filed herewith as Exhibit 1.1.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings
(a)

Pala Investments Holdings Limited and 0833824 B.C. Ltd. (the “Bidder”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)

The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process
(a)	The Bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.(1)
(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1) Previously filed with the Bidder’s Schedule 14D-1F filed on September 9, 2008.

PART IV — SIGNATURES

By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pala Investments Holdings Limited
By:	/s/ Susan Garrod
Name: Susan Garrod Title: Executive Director

November 6, 2008

0833824 B.C. Ltd.
By:	/s/ Gregory J. Radke
Name: Gregory J. Radke Title: Director

November 6, 2008

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